UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                       America Online Latin America, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    02365B100
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                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                                Time Warner Inc.
                             One Time Warner Center
                            New York, New York 10019
                                 (212) 484-8000


                                    Copy to:

                              Peter S. Malloy, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

CUSIP No. 02365B100                                                 Page 2 of 18

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1         NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


                   Time Warner Inc.                        13-4099534

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--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a) [x]
                                   (b) [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3         SEC USE ONLY:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:


                   OO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                        [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:


                   Delaware

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--------------------------------------------------------------------------------
NUMBER OF               7  SOLE VOTING POWER

   SHARES                                114,229,758 (1)
                     -----------------------------------------------------------
BENEFICIALLY         -----------------------------------------------------------

  OWNED BY              8  SHARED VOTING POWER

   EACH                                  136,551,706 (2)
                     -----------------------------------------------------------
 REPORTING           -----------------------------------------------------------

 PERSON WITH           9  SOLE DISPOSITIVE POWER

                                         114,229,758
                     -----------------------------------------------------------
                     -----------------------------------------------------------

                      10  SHARED DISPOSITIVE POWER

                                         136,791,706 (3)
                     -----------------------------------------------------------
                     -----------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


                   251,021,464

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                   [x]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


                   72.5% (4)

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--------------------------------------------------------------------------------

---------------
(1) Represents 44,150,105 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc. ("AOL-LA") into which (ultimately) the $160,000,000 11% senior convertible notes owned by Time Warner Inc. ("Time Warner"), are immediately convertible at an initial conversion price of $3.624 plus 70,079,653 shares of Class A Common Stock into which (ultimately) 70,079,653 shares of Series B Redeemable Convertible Preferred Stock ("Series B Preferred Stock") owned by Time Warner are immediately convertible on a one-for-one basis.

(2) Calculated pursuant to Rule 13d-3, includes (i) 40,169,780 shares of Class A Common Stock owned by America Online, Inc. ("AOL"), (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

(3)  Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 240,000 shares of Class A Common Stock issuable upon exercise of certain stock options issued by AOL-LA.

(4) For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 135,260,715 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL) as of May 10, 2005 based on AOL-LA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005,
     (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant, (iv) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA stock options, (v) 44,150,105 shares of Class A Common Stock issuable upon conversion of Time Warner's $160,000,000 11% senior convertible notes and (vi) 70,079,653 shares of Class A Common Stock into which (ultimately) 70,079,653 shares of Series B Preferred Stock owned by Time Warner are immediately convertible on a one-for-one basis.

CUSIP No. 02365B100                                                 Page 3 of 18


14        TYPE OF REPORTING PERSON:


                   HC, CO
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--------------------------------------------------------------------------------

CUSIP No. 02365B100                                                 Page 4 of 18

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


                   America Online, Inc.                      54-1322110

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a) [x]
                                   (b) [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3     SEC USE ONLY:


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS:


                   Not Applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                        [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:


                   Delaware

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NUMBER OF               7  SOLE VOTING POWER

  SHARES                        0
                     -----------------------------------------------------------
                     -----------------------------------------------------------
BENEFICIALLY
                        8  SHARED VOTING POWER
  OWNED BY
                                136,551,706 (1)
   EACH              -----------------------------------------------------------
                     -----------------------------------------------------------

 REPORTING              9  SOLE DISPOSITIVE POWER

 PERSON WITH                    0
                     -----------------------------------------------------------
                     -----------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER


                                136,791,706 (2)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                   136,791,706
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ x ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   59.0% (3)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON:

                   CO
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------------------

(1) Calculated pursuant to Rule 13d-3, includes (i) 40,169,780 shares of Class A Common Stock owned by AOL, (ii) 79,840,676 shares of Class A Common Stock in which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

(2)  Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA stock options.

(3) For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 135,260,715 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL) as of May 10, 2005 based on AOL-LA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005,
     (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable (ultimately) upon exercise of AOL's immediately exercisable warrant and (iv) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA stock options.

CUSIP No. 02365B100                                                 Page 5 of 18

     Time Warner Inc., a Delaware corporation that was formerly named AOL Time Warner Inc. ("Time Warner"), and its wholly-owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 13 to amend the statement on Schedule 13D (as so amended, this "Statement") originally filed on August 22, 2000 and amended on January 22, 2001 and February 27, 2001, further amended and restated in its entirety on April 13, 2001 and further amended on April 5, 2002, June 17, 2002, August 29, 2002, October 18, 2002, January 24, 2003, May 6, 2003, October 14,
2003 and further amended and restated in its entirety on July 16, 2004 and further amended on January 13, 2005, with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit 7 to Amendment No. 1 filed on January 22, 2001, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of this Statement is hereby amended by deleting the eighth paragraph thereof and adding the following in lieu thereof:

     In accordance with the terms of the Convertible Notes, on September 30, 2002, December 31, 2002, March 31, 2003, June 30, 2003, September 30, 2003,
December 31, 2003, March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005, AOL-LA issued 5,681,975, 5,183,668, 10,513,739,
6,962,267, 4,037,502, 3,024,732, 2,878,713, 5,945,725, 10,304,678, 5,772,497 and
9,774,157 shares, respectively, of Series B Preferred Stock to Time Warner as payment of interest due as of such date on the aggregate principal amount of Convertible Notes outstanding at such time.

Item 4. Purpose of Transaction

     Item 4 of this Statement is hereby amended by deleting the second paragraph thereof and adding the following in lieu thereof:

     AOL and Time Warner, along with the Cisneros Group, exercise their control over AOL-LA through several instruments and agreements, including (i) a Second Amended and Restated Stockholders' Agreement, dated as of March 8, 2002, among AOL, ODC and AOL-LA (the "Second Amended and Restated Stockholders' Agreement"),
(ii) an Amended and Restated Registration Rights and Stockholders' Agreement (the "Banco Itau Registration Rights Agreement"), dated as of March 30, 2001, among AOL-LA, the Banco Itau Reporting Persons and, for limited purposes, AOL and ODC, (iii) AOL-LA's Fifth Restated Certificate of Incorporation, as amended from time to time (the "Charter"), (iv) AOL-LA's Amended and Restated By-laws (the "By-laws"), and (v) the Note Purchase Agreement (collectively, the "Governing Documents"). In addition, AOL has entered into various agreements relating to the equity securities issued by AOL-LA, including the Stock Purchase Agreement, the Second Amended and Restated Registration Rights Agreement, dated as of March 8, 2002, by and among AOL-LA, Time Warner, AOL, Aspen, and Atlantis (the "Second Amended and Restated AOL-ODC Registration Rights Agreement") (as described in Item 6 of this Statement) and the

CUSIP No. 02365B100                                                 Page 6 of 18

Letter Agreement, dated as of May 25, 2005, by and among Time Warner, AOL, Aspen, and Atlantis (the "Liquidation Letter Agreement").

     Item 4 of this Statement is hereby further amended by deleting the seventeenth paragraph thereof and adding the following in lieu thereof:

     In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 ("Form 10-Q"), AOL-LA stated that it had $16.6 million of available cash on hand as of March 31, 2005 and that its available cash will only be sufficient to fund operations into the third quarter of 2005. AOL-LA further stated in its Form 10-Q that to continue normal operations beyond such time, it would need an additional, substantial capital infusion and that it will not be able to obtain such additional financing from any source.

     In the Form 10-Q, AOL-LA discussed the strategic alternatives it has explored and the potential actions it would take if it is not successful in completing transactions to sell all or part of its businesses. AOL-LA stated that if it is not successful in selling its businesses in a timely manner, it expects to cease operating the businesses and that it may determine that it is advantageous to file a petition for bankruptcy under the U.S. bankruptcy laws or other jurisdictions in which it operates businesses. AOL-LA stated that any such voluntary filing would require the consent of its Series B Preferred Stock and Series C Preferred Stock, in addition to the authorization of its Board of Directors.

     In connection with AOL-LA's stated inability to fund its operations beyond the third quarter of 2005 and its statements that it expects to sell its businesses or cease operating them and that it potentially would file a petition under U.S. bankruptcy laws, the Reporting Persons and ODC began negotiating the terms of an agreement for their mutual cooperation regarding the wind-down of AOL-LA. Accordingly, on May 25, 2005, the Reporting Persons and ODC entered into the Liquidation Letter Agreement, which sets forth the terms and conditions on which the Reporting Persons and ODC would support the wind-down of AOL-LA. Pursuant to the Liquidation Letter Agreement, the Reporting Persons and ODC agreed to cooperate with and support AOL-LA's management in the implementation of a wind-down and liquidation plan, and agreed to cause their respective representatives on AOL-LA's Board of Directors, subject to their fiduciary obligations, to take all necessary actions to implement and execute such plan. Essentially, the Reporting Persons and ODC agreed that, after distributions on account of (or reservation for payment of) operating and wind-down expenses, including Chapter 11 administrative expenses and other priority claims required to be paid, and certain general unsecured claims against AOL-LA (excluding any general unsecured claims of AOL against AOL-LA), the proceeds of the liquidation would be split on a 60-40 basis, with the Reporting Persons receiving 60% of the distributions and ODC receiving 40% of the distributions. Additionally, the Reporting Persons agreed to assume ownership of AOL-LA's Puerto Rico assets at an agreed upon net value of $15 million (subject to certain working capital and other adjustments as described in the Liquidation Letter Agreement). In exchange for the Reporting Persons receiving this "value" attributable to AOL-LA's Puerto Rico assets, ODC would be entitled to receive the first actual dollars generated by the liquidation of AOL-LA's other assets in an amount up to 40% of the difference between (x) the value of the Puerto Rico assets and (y) the amount of general unsecured claims of AOL against AOL-LA. Thus, after the payment of the unsecured creditor and priority claims described above, the Reporting Persons would receive 60% of the value generated by the liquidation (including the Puerto Rico assets, in

CUSIP No. 02365B100                                                 Page 7 of 18

respect of which the Reporting Persons would assume ownership), while ODC would receive 40% of the value generated by the liquidation. The Reporting Persons and ODC expect to continue discussions of more detailed terms in connection with a wind-down of AOL-LA and its businesses consistent with the broader terms of the Liquidation Letter Agreement, and may enter into additional agreements, instruments or term sheets to set forth such detailed terms.

     The Liquidation Letter Agreement does not require AOL-LA to wind-down or to file a bankruptcy petition and is not binding on AOL-LA, which is not a party to the agreement. It is an agreement between the Reporting Persons and ODC. Any decision to cease operations and begin the wind-down of the businesses of AOL-LA or for AOL-LA to file a petition in bankruptcy under U.S. insolvency laws would be made by the Board of Directors of AOL-LA with the consent of the Reporting Persons and ODC.

     Item 4 of this Statement is hereby further amended by deleting the last paragraph thereof and adding the following in lieu thereof:

     References to, and descriptions of, the Note Purchase Agreement, the Convertible Notes, the Charter, the By-laws, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement, the Banco Itau Registration Rights Agreement and the Liquidation Letter Agreement are qualified in their entirety by reference to the copies of such documents filed as exhibits to this Statement, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     Item 5 of this Statement is hereby amended and restated to read in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     As of May 10, 2005, based on AOL-LA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005, there were 135,260,715 shares of Class A Common Stock outstanding. No shares of AOL-LA's Class B Common Stock or Class C Common Stock were outstanding. For purposes of Rule 13d-3 under the Exchange Act, the Class A Common Stock issuable, directly or indirectly, upon conversion of the Series B Preferred Stock currently held by AOL, upon exercise of the AOL Warrant, and upon exercise by the Employees (defined below) of their options, (i) with respect to percentage ownership calculations made herein for AOL, increase the number of shares of Class A Common Stock outstanding to 231,882,641(1) and (ii) together with the 114,229,758 shares of Class A Common Stock issuable, directly or indirectly, upon conversion of (x) the Convertible Notes and (y) the 70,079,653 shares of Series B Preferred Stock issued to Time Warner by AOL-LA as payment of interest due on the Convertible Notes with respect to percentage ownership calculations made

---------------------
(1) Includes (i) the 135,260,715 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL), (ii)
     79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant and (iv) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA stock options.

CUSIP No. 02365B100                                                 Page 8 of 18

herein for Time Warner, increase the number of Class A Common Stock outstanding to 346,112,399.

     As of the date hereof, the Reporting Persons (i) beneficially own 40,169,780 shares of Class A Common Stock held by AOL and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional 96,381,926 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of all of the shares of Series B Preferred Stock held by AOL and upon exercise of the AOL Warrant. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one-for-one basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one-for-one basis.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, the Reporting Persons may also be deemed to beneficially own options to purchase an aggregate of 240,000 shares of Class A Common Stock. As stated in Item 6 below, upon consummation of the Offering, J. Michael Kelly and Gerald Sokol, Jr., employees of AOL, were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the Board. In addition, David Gang and Joseph A. Ripp, employees of AOL, were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their subsequent appointment to the Board. On December 20, 2004, J. Michael Kelly and Joseph A. Ripp resigned as members of the Board and, in connection therewith, the options to purchase shares of Class A Common Stock issued to them expired on February 18, 2005. Joseph M. Redling and Neil Smit, employees of AOL (each an "Employee" and along with Messrs. Gang and Sokol, the "Employees"), were appointed to fill the vacancies created by the resignations of Messrs. Kelly and Ripp. Messrs. Redling and Smit were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the Board. On May 17, 2005, David Gang resigned as a member of the Board and, in connection therewith, the options to purchase shares of Class A Common Stock issued to him will expire on or around July 16, 2005. Under the Reporting Persons' conflicts of interest standards, each such Employee must transfer the economic benefit of his options to AOL. Although each such Employee is the record holder of the option, AOL and Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of this Statement and any amendment, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder that any of such Employees is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such Employee.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, Time Warner may also be deemed to beneficially own an additional 114,229,758 shares of Class A Common Stock which are issuable upon conversion, directly or indirectly, of
(i) the Convertible Notes at the conversion price of $3.624 per share, as the same may be adjusted in accordance with the terms of the Convertible Notes and
(ii) the shares of Series B Preferred Stock issued to Time Warner by AOL-LA as payment of interest due on the Convertible Notes. As further described in Item 6, the Convertible Notes are convertible at any time into Applicable Shares (as defined in Item 6 of this Statement), which may be shares of Series B Preferred Stock or Class A Common Stock, in any case at a conversion price of $3.624 per share.

CUSIP No. 02365B100                                                 Page 9 of 18

     AOL and Time Warner have shared power to vote and dispose of 40,169,780 shares of Class A Common Stock held by AOL, the 79,840,676 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series B Preferred Stock held by AOL, and 16,541,250 shares of Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and Time Warner share the power to dispose of the 240,000 shares of Class A Common Stock issuable upon exercise of the stock options that were granted to the Employees. Time Warner has sole power to vote and dispose of the 114,229,758 shares of Class A Common
Stock that are issuable upon conversion, directly or indirectly, of both the Convertible Notes acquired by Time Warner pursuant to the Note Purchase Agreement and the shares of Series B Preferred Stock issued to Time Warner as payment of interest due on the Convertible Notes.

     Consequently, under Rule 13d-3(a), upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant and the exercise of the stock options granted to the Employees, AOL would beneficially own 136,791,706 shares of Class A Common Stock in the aggregate, or approximately 59.0% of the 231,882,641 shares of Class A Common Stock that would be issued and outstanding. Upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant, the exercise of the stock options granted to the Employees, the conversion of the B Stock held by Time Warner and the conversion of the Convertible Notes, Time Warner would beneficially own 251,021,464 shares of Class A Common Stock in the aggregate, or approximately 72.5% of the 346,112,399 shares of Class A Common Stock that would be issued and outstanding. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Convertible Notes and (iii) the exercise and conversion of all outstanding warrants and stock options held by the Reporting Persons and the Cisneros Group, AOL and Time Warner would beneficially own approximately 32.1% and 59.0%, respectively, of the 425,751,101 shares of Class A Common Stock of AOL-LA that would be issued and outstanding.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Second Amended and Restated Stockholders' Agreement and the Second Amended and Restated AOL-ODC Registration Rights Agreement (each as defined in Item 6 of this Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Cisneros Group. According to the Cisneros Group's Amendment No. 6 to the statement on Schedule 13D filed on January 17, 2003, members of the Cisneros Group individually beneficially own 35,895,292 shares of Class A Common Stock, 79,518,702 shares of Series C Preferred Stock, which represents all of such Series C Preferred Stock outstanding, and currently exercisable options to purchase 120,000 shares of Class A Common Stock. Shares of Series C Preferred Stock are convertible into AOL-LA's Class C Common Stock at any time, initially on a one-for-one basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one-for-one basis. Consequently, upon conversion of the C Stock and the exercise of the options held by the Cisneros Group, the Cisneros Group would beneficially own an aggregate of 115,533,994 shares of Class A Common Stock. Such beneficial ownership represents approximately 27.1% of the 425,751,101 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Convertible Notes and (iii) the exercise and conversion of all outstanding warrants and stock options held by the Reporting Persons and the Cisneros Group. The Cisneros Group has sole power to vote and dispose of its 35,895,292 shares of Class A Common Stock, 79,518,702 shares of Series C

CUSIP No. 02365B100                                                Page 10 of 18

Preferred Stock and currently exercisable options to purchase 120,000 shares of Class A Common Stock. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement, the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. According to Banco Itau's Amendment No. 10 to the statement on Schedule 13D filed on November 12, 2003, Banco Itau beneficially owns 35,937,840 shares of Class A Common Stock. Such beneficial ownership represents approximately 8.4% of the 425,751,101 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Convertible Notes and (iii) the exercise and conversion of all outstanding warrants and stock options held by the Reporting Persons and the Cisneros Group. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

     Other than as set forth herein, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons or any of the Reporting Persons' executive officers or directors.

     References to, and descriptions of, the Note Purchase Agreement, the Convertible Notes, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement and the Banco Itau Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to this Statement and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of this Statement is hereby amended by deleting the second paragraph thereof and adding the following in lieu thereof:

     Upon consummation of the Offering, J. Michael Kelly and Gerald Sokol, Jr., employees of AOL, were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the Board at the offering price of $8.00. In addition, David Gang and Joseph A. Ripp, employees of AOL, were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their subsequent appointment to the Board at the exercise price of $0.98 and $1.49, respectively. On December 20, 2004, J. Michael Kelly and Joseph A. Ripp resigned as members of the Board and, in connection therewith, the options to purchase shares of Class A Common Stock issued to them expired on February 18, 2005. Joseph M. Redling and Neil Smit, employees of AOL, were appointed to fill the vacancies created by the resignations of Messrs. Kelly and Ripp. Messrs.

CUSIP No. 02365B100                                                Page 11 of 18

Redling and Smit were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the Board at the exercise price of $0.85. On May 17, 2005, David Gang resigned as member of the Board and, in connection therewith, the options to purchase shares of Class A Common Stock issued to him will expire on or around July 16, 2005.

     Item 6 of this Statement is hereby further amended by deleting the fourteenth paragraph thereof and adding the following in lieu thereof:

     Pursuant to the Liquidation Letter Agreement, the Reporting Persons and ODC agreed to cooperate with and support AOL-LA's management in the implementation of a wind-down and liquidation plan, and agreed to cause their respective representatives on AOL-LA's Board of Directors, subject to their fiduciary obligations, to take all necessary actions to implement and execute such plan. Essentially, the Reporting Persons and ODC agreed that, after distributions on account of (or reservation for payment of) operating and wind-down expenses, including Chapter 11 administrative expenses and other priority claims required to be paid, and certain general unsecured claims against AOL-LA (excluding any general unsecured claims of AOL against AOL-LA), the proceeds of the liquidation would be split on a 60-40 basis, with the Reporting Persons receiving 60% of the distributions and ODC receiving 40% of the distributions. Additionally, the Reporting Persons agreed to assume ownership of AOL-LA's Puerto Rico assets at an agreed upon net value of $15 million (subject to certain working capital and other adjustments as described in the Liquidation Letter Agreement). In exchange for the Reporting Persons receiving this "value" attributable to AOL-LA's Puerto Rico assets, ODC would be entitled to receive the first actual dollars generated by the liquidation of AOL-LA's other assets in an amount up to 40% of the difference between (x) the value of the Puerto Rico assets and (y) the amount of general unsecured claims of AOL against AOL-LA. Thus, after the payment of the unsecured creditor and priority claims described above, the Reporting Persons would receive 60% of the value generated by the liquidation (including the Puerto Rico assets, in respect of which the Reporting Persons would assume ownership), while ODC would receive 40% of the value generated by the liquidation. The Reporting Persons and ODC expect to continue discussions of more detailed terms in connection with a wind-down of AOL-LA and its businesses consistent with the broader terms of the Liquidation Letter Agreement, and may enter into additional agreements, instruments or term sheets to set forth such detailed terms.

     The Liquidation Letter Agreement does not require AOL-LA to wind-down or to file a bankruptcy petition and is not binding on AOL-LA, which is not a party to the agreement. It is an agreement between the Reporting Persons and ODC. Any decision to cease operations and begin the wind-down of the businesses of AOL-LA or for AOL-LA to file a petition in bankruptcy under U.S. insolvency laws would be made by the Board of Directors of AOL-LA.

     References to, and descriptions of, the Note Purchase Agreement, the Convertible Notes, the Charter, the By-laws, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement, the Banco Itau Registration Rights Agreement and the Liquidation Letter Agreement are qualified in their entirety by reference to the copies of such documents filed as exhibits to this Statement, which are incorporated in this Item 6 in their entirety where such references and descriptions appear.

CUSIP No. 02365B100                                                Page 12 of 18

Item 7. Material to be Filed as Exhibits

     Item 7 of this Statement is hereby amended and restated to read in its entirety as follows:

Exhibit         Description
Number
1.              America Online Latin America, Inc.'s Fifth Restated Certificate
                of Incorporation (filed as Exhibit 3.1 to America Online Latin
                America, Inc.'s Quarterly Report on Form 10-Q filed on August
                16, 2004 and incorporated by reference herein).

2. Amendment to America Online Latin America, Inc.'s Fifth Restated Certificate of Incorporation (filed as Exhibit 99.1 to America Online Latin America's Current Report on Form 8-K filed on May 5, 2005 and incorporated by reference herein).

3. America Online Latin America, Inc.'s Amended and Restated By-laws (filed as Exhibit 3.2 to America Online Latin America, Inc.'s Quarterly Report on Form 10-Q filed on August 14, 2002 and incorporated by reference herein).

4. Note Purchase Agreement, dated as of March 8, 2002, by and between America Online Latin America, Inc. and Time Warner Inc. (filed as Exhibit 99.2 to America Online Latin America, Inc.'s Current Report on Form 8-K filed on March 11, 2002 and incorporated by reference herein).

5. Amendment No. 1 to the Note Purchase Agreement, dated as of May 20, 2002, between Time Warner Inc. and America Online Latin America, Inc. (filed as Exhibit 14 to the Reporting Persons' Amendment No. 6 to Schedule 13D filed on August 29, 2002 and incorporated by reference herein).

6. Form of Initial Note (filed as Exhibit 10.35 to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein).

7. Second Amended and Restated Stockholders' Agreement, dated as of March 8, 2002, by and among America Online, Inc., Aspen Investments LLC, Atlantis Investments, LLC and America
                Online Latin America, Inc. and, for limited purposes, Time Warner Inc. (filed as Exhibit 10.2 to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein. Portions of such Exhibit have been omitted and have been filed separately by AOL-LA with the Securities and Exchange Commission pursuant to a request for confidential treatment).

8. Second Amended and Restated Registration Rights Agreement, dated as of March 8, 2002, by and among America Online Latin America, Inc., AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC, and Atlantis Investments LLC. (filed as Exhibit
                10.4 to America Online Latin

CUSIP No. 02365B100                                                Page 13 of 18

                America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein).

9. Amended and Restated Registration Rights and Stockholders' Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., Banco Itau S.A., Banco Banerj S.A., Banco Itau S.A.-Cayman Branch, Itau Bank Limited, and for purposes of certain sections thereof, America Online, Inc., Atlantis Investments LLC, and Aspen Investments LLC. (filed as
                Exhibit 2 to the Reporting Persons' Amendment No. 3 to Schedule 13D filed on April 13, 2001 and incorporated by reference herein).

10. Stock Purchase Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC, and Banco Itau, S.A.-Cayman Branch. (filed as Exhibit 8 to the Reporting Persons' Amendment No. 3 to Schedule 13D filed on April 13, 2001 and incorporated by reference herein).

11. Joint Filing Agreement, dated as of January 22, 2001, between Time Warner Inc. and America Online, Inc. (filed as Exhibit 7 to the Reporting Persons' Amendment No. 1 to Schedule 13D filed on January 22, 2001 and incorporated by reference herein).

12. Letter Agreement, dated as of May 25, 2005, between Time Warner Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC.

CUSIP No. 02365B100                                                Page 14 of 18

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2005




                              TIME WARNER INC.



                              By: /s/ Wayne H. Pace
                                  ----------------------------------------
                              Name:  Wayne H. Pace
                              Title: Executive Vice President and Chief
                                     Financial Officer


                              AMERICA ONLINE, INC.


                              By: /s/ Stephen M. Swad
                                  ----------------------------------------
                              Name:  Stephen M. Swad
                              Title: Executive Vice President and
                                     Chief Financial Officer

CUSIP No. 02365B100                                                Page 15 of 18



                                   SCHEDULE I

               ADDRESSES OF THE CISNEROS GROUP AND THE BANCO ITAU
                               REPORTING PERSONS
                               ------------------



Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau S.A.
Praca Alfredo Egydio de Souza Aranha, 100
Torre Itausa, Parque Jabaquara
04344-902 Sao Paulo (SP), Brazil

Banco Banerj S.A.
Rua da Alfandega, 28 - 9 andar
20070-000 Rio de Janeiro (RJ), Brazil

Itau Bank Ltd.
P.O. Box 2587 - GT
Ansbacher House - 3rd Floor
20 Genesis Close, Georgetown
Grand Cayman, Cayman Islands, B.W.I.

Banco Itau S.A.- Grand Cayman Branch
P.O. Box 2582 - GT
Ansbacher House - 3rd Floor
20 Genesis Close, Georgetown
Grand Cayman, Cayman Islands, B.W.I.

CUSIP No. 02365B100                                                Page 16 of 18

                                   SCHEDULE II
                 DIRECTORS AND EXECUTIVE OFFICERS OF TIME WARNER
                -------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Time Warner. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is One Time Warner Center, New York, New York 10019.

Board of Directors
------------------

Name and Title                         Present Principal Occupation
-------------                          ----------------------------

Richard D. Parsons                     Chairman of the Board and Chief Executive
                                       Officer; Time Warner Inc.
Kenneth J. Novack                      Senior Counsel;
                                       Mintz, Levin, Cohn, Ferris, Glovsky and
                                       Popeo PC (law firm)
James L. Barksdale                     President and Chairman of the Board;
                                       Barksdale Management Corporation
                                       800 Woodland Parkway, Suite 118
                                       Ridgland, MS 39157
Stephen F. Bollenbach                  Co-Chairman and Chief Executive Officer;
                                       Hilton Hotels Corporation
                                       9336 Civic Center Drive
                                       Beverly Hills, CA 90210
Stephen M. Case                        Chairman and Chief Executive Officer;
                                       Revolution LLC
                                       1718 M Street, NW
                                       Washington, D.C. 20036
Frank J. Caufield                      Co-Founder;
                                       Kleiner Perkins Caufield & Byers
                                       Four Embarcadero Center
                                       San Francisco, CA 94111
                                       (a venture capital partnership)
Robert C. Clark                        Distinguished Service Professor;
                                       Harvard University
                                       1575 Massachusetts Avenue
                                       Cambridge, MA 02138
Jessica P. Einhorn                     Dean; Paul H. Nitze School of Advanced
                                       International Studies
                                       of John Hopkins University
                                       The Nitze Building
                                       1740 Massachusetts Ave, NW
                                       Washington, D.C. 20036
Miles R. Gilburne                      Managing Member; ZG Ventures L.L.C.
                                       1250 Connecticut Avenue
                                       Washington, D.C. 20036

CUSIP No. 02365B100                                                Page 17 of 18

Carla A. Hills                         Chairman and Chief Executive Officer;
                                       Hills & Company
                                       1200 19th Street, NW
                                       Washington, D.C. 20036
                                       (international trade and investment
                                       consultants)
Reuben Mark                            Chairman and Chief Executive Officer;
                                       Colgate-Palmolive Company
                                       300 Park Avenue
                                       New York, NY 10022
                                       (consumer products)
Michael A. Miles                       Former Chairman of the Board and Chief
                                       Executive Officer;
                                       Phillip Morris Companies Inc.;
                                       Director of Various Companies
R.E. Turner                            Founder; Turner Broadcasting System, Inc.
Francis T. Vincent, Jr.                Chairman; Vincent Enterprises
                                       290 Harbor Drive
                                       Stamford, CT 06902
                                       (a private investment firm)
Deborah C. Wright                      Chairman of the Board, President and
                                       Chief Executive Officer;
                                       Carver Bancorp, Inc. and Carver Federal
                                       Savings Bank
                                       75 West 125 Street
                                       New York, NY 10027-4512

Executive Officers Who Are Not Directors
----------------------------------------

Name                            Title and Present Principal Occupation
----                            --------------------------------------

Jeffrey L. Bewkes               Chairman, Entertainment & Networks Group; Time
                                Warner Inc.
Don Logan                       Chairman, Media & Communications Group; Time
                                Warner Inc.
Edward I. Adler                 Executive Vice President, Corporate
                                Communications; Time Warner Inc.
Paul T. Cappuccio               Executive Vice President and General Counsel;
                                Time Warner Inc.
Patricia Fili-Krushel           Executive Vice President, Administration;
                                Time Warner Inc.
Robert M. Kimmitt               Executive Vice President, Global & Strategic
                                Policy; Time Warner Inc.
Olaf Olafsson                   Executive Vice President; Time Warner Inc. *
Wayne H. Pace                   Executive Vice President and Chief Financial
                                Officer; Time Warner Inc.


* Citizen of Iceland.

CUSIP No. 02365B100                                                Page 18 of 18

                                  SCHEDULE III
            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.
            --------------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166.

Board of Directors
------------------

Name and Title                  Present Principal Occupation
--------------                  ----------------------------

Don Logan                       Chairman, Media & Communications Group;
                                Time Warner Inc.
                                One Time Warner Center
                                New York, New York 10019
Jonathan F. Miller              Chairman and Chief Executive Officer;
                                America Online, Inc.
Wayne H. Pace                   Executive Vice President and Chief Financial
                                Officer;
                                Time Warner Inc.
                                One Time Warner Center
                                New York, New York 10019

Executive Officers Who Are Not Directors
----------------------------------------

Theodore J. Leonsis         Vice Chairman and President, AOL Audience Business
John M. Buckley             Executive Vice President, Corporate Communications
Stephen M. Swad             Executive Vice President and Chief Financial Officer
Randall J. Boe              Executive Vice President, General Counsel and
                            Secretary
John A. McKinley            Chief Technology Officer and President, AOL Digital
                            Services Business
Lance Miyamoto              Executive Vice President, Human Resources
Joseph M. Redling           Chief Marketing Officer
Michael J. Kelly            President, Media Networks
James P. Bankoff            Executive Vice President, AOL Audience Business
Michael G. Barrett          Executive Vice President, AOL Audience Business
Kevin Conroy                Executive Vice President, AOL Audience Business
Joel M. Davidson            Executive Vice President, AOL Access Business
Mark. J. Greatrex           Executive Vice President, AOL Access Business
Carol J. Kline              Chief Information Officer
Matthew R. Korn             Executive Vice President, Network Operations
David A. Lebow              Executive Vice President, AOL Audience Business
Neil Smit                   President, AOL Access Business
Gerald Sokol, Jr.           Executive Vice President, AOL Access Business
Thomas R. Colan             Senior Vice President, Controller and Treasurer